UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 31)*


                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320228109
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 20, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
-------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,795,100
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,795,100
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        1,795,100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)     7.60%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)            OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         2,568,200
                           ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,568,200
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    2,568,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   10.87%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)          OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (A)
    (B)

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization New York

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,922,400
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,922,400
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,922,400

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   8.14%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)          OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (A)
    (B)

-------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,697,900
                             --------------------------------------------------
Shares,Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,697,900
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)      7.19%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)              OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,359,800
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,359,800
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,800

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)       5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)               OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     John S. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         100
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    100
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)     0.0004%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)             OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Badlands Trust Company

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
-------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power       1,359,900
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  1,359,900
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,359,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
-------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power           0
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power         0
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power      0
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power    0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person     0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)      0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                  IN

                  Amendment No. 31 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.  Purpose of Transaction.

         No change except for the addition of the following:

On February 20, 2003 Badlands, on behalf of the Trust, sent a letter to the Company requesting that the Company's Board of Directors recommend to shareholders that Article III, Section 3 of the Company's Bylaws (the "Super-Majority Bylaw") be removed. The Super-Majority Bylaw purportedly requires a vote by 50% of the outstanding shares of the Company to elect a director. Badlands requested that a proposal regarding removal of the Super-Majority Bylaw be submitted to shareholders at the next meeting of shareholders. In conjunction with this proposal, Badlands further encouraged the Board to implement a standard for election of directors that is consistent with Maryland public policy. The February 20, 2003 letter is attached as Exhibit 22 and incorporated in this statement by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit 22. Letter from Badlands Trust Company to the Company dated February 20, 2003.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2003


                                   /s/ Stewart R. Horejsi
                                   --------------------------------------------
                                   Stewart R. Horejsi



                                   /s/ Stephen C. Miller
                                   --------------------------------------------
                                  Stephen C. Miller,  as Vice President of
                                  Badlands Trust Company,  trustee of the
                                  Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, the Susan L. Ciciora Trust, and the John S. Horejsi Trust.

EXHIBIT 22

                             BADLANDS TRUST COMPANY
                                  614 Broadway
                                   PO Box 801
                           Yankton, South Dakota 57078
                             -----------------------
                            Telephone: (605) 665-9401
                            Facsimile: (605) 665-9418

                                February 20, 2003


VIA FACSIMILE (716-263-3659), FEDERAL EXPRESS, EMAIL AND
CERTIFIED MAIL, RETURN RECEIPT REQUESTED

Mr. Thomas Mooney, Director First Financial Fund, Inc.
C/o Greater Rochester Chamber of Commerce
55 St. Paul Street
Rochester, NY 14604

Dear Mr. Mooney:

         As you know, Badlands Trust Company serves as the trustee of several trusts (the "Trusts") that are substantial shareholders of First Financial Fund, Inc. (the "Fund"). On August 2, 2002, Stewart Horejsi, on behalf of the Trusts, sent a letter to the Fund's Board of Directors (the "Board") asking that they take action to remove Article III, Section 3 of the Fund's Bylaws (the "Super-Majority Bylaw"). As you know, this provision purportedly requires a vote by 50% of the outstanding shares to elect a director, a de facto super-majority election provision.

         Arthur Brown responded to Mr. Horejsi's letter by indicating that only the shareholders of the Fund could remove the Super-Majority Bylaw, commenting that "even if the Board were inclined to take action upon your request, it is not authorized to do so." It is clear, however, that the Board is authorized to make a recommendation to shareholders to remove the provision.

         Accordingly, we formally request on behalf of the Trusts that the Board recommend to shareholders that the Super-Majority Bylaw be removed. We ask that the proposal be submitted to shareholders at the next meeting of shareholders.

         Throughout their defense of the Super-Majority Bylaw in legal proceedings, Fund management and the Board have been conspicuously quiet regarding the "fundamental fairness" of the provision. Mr. Brown implied in his letter that the Board's hands are tied in removing the bylaw. His response, though, is disingenuous, as it dodged the question of whether the Board embraces or rejects the provision and failed to address the real issue, that is, whether the provision is fundamentally fair and consistent with Maryland's public policy (i.e., the Maryland policy "in favor of plurality elections" per the Fund's counsel, James J. Hanks, Esq.). We do not think anyone can seriously dispute that the current bylaw imposes a de facto super-majority requirement. The best evidence of this is the outcome of the 2002 election: a majority of the shares voting supported the Horejsi candidates, yet Fund management maintains that the directors receiving the least votes currently remain in office. If the Board refuses to endorse removal of the Super-Majority Bylaw, it would essentially be embracing a guiding principal that opposes corporate democracy and Maryland public policy.

         So, in closing, we would like the Board to take a stand regarding the Super-Majority Bylaw and recommend that shareholders repeal the Super-Majority Bylaw and implement a standard for election of directors that is consistent with Maryland public policy. I would appreciate a response to this letter no later than February 28, 2003. I look forward to your response.


                                Sincerely yours,

                                 /s/ Stephen C. Miller

                                 Stephen C. Miller,
                                 Vice President

SCM/sjk

Cc:  Members of the Board of Directors (via Email and Regular Mail)
                       Arthur Brown, Esq. (via facsimile)
      Jack  Benintende, Prudential Investments, LLC (via courier)